March 4, 2013

Via E-mail and EDGAR

Securities and Exchange Commission,

        Division of Corporation Finance,

                100 F. Street, N.E.,

                         Washington, D.C. 20549.

Attention: Suzanne Hayes

Re:	Acceleration Request for Artisan Partners Asset Management Inc. Registration Statement on Form S-1 (File No. 333-184686)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Artisan Partners Asset Management Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington D.C. time, on March 6, 2013, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please direct any questions to me at (212) 558-4175 or by email (clarkinc@sullcrom.com) or to Sam B. Sellers at (212) 558-3382 or by email (sellerss@sullcrom.com).

Very truly yours,

/s/ Catherine M. Clarkin

Catherine M. Clarkin

(Attachments)

[Artisan Partners Letterhead]

March 4, 2013

Via E-mail and EDGAR

Securities and Exchange Commission,

        Division of Corporation Finance,

                100 F. Street, N.E.,

                         Washington, D.C. 20549.

Attention: Suzanne Hayes

Re:	Acceleration Request for Artisan Partners Asset Management Inc. Registration Statement on Form S-1 (File No. 333-184686)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Artisan Partners Asset Management Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-184686 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 3:00 p.m., Washington, D.C. time on March 6, 2013, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges:

•

should the Securities and Exchange Commission (the “SEC”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission March 4, 2013	-3-

•

the Company may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Catherine M. Clarkin at Sullivan & Cromwell LLP at (212) 558-4175.

Very truly yours,

Artisan Partners Asset Management Inc.

By:	/s/ Janet D. Olsen
	Name:	Janet D. Olsen
	Title:	Executive Vice President, Chief Legal Officer and Secretary

VIA EMAIL AND EDGAR

March 4, 2013

Re:	Acceleration Request for Artisan Partners Asset Management Inc. Registration Statement on Form S-1 (File No. 333-184686)

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of Artisan Partners Asset Management Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will be declared effective at 3:00 p.m., Washington D.C. time, on March 6, 2013, or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated February 25, 2013 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus, dated February 25, 2013, through the date hereof:

Preliminary Prospectus, dated February 25, 2013:

5,041 copies were distributed to prospective underwriters, institutional investors, dealers and others.

Very truly yours,

CITIGROUP CAPITAL MARKETS, INC.
GOLDMAN, SACHS & CO.

As Representatives of the Several Underwriters

By:	Citigroup Capital Markets, Inc.

By:	/s/ Alexander G. Ivanov
	Name:	Alexander G. Ivanov
	Title:	Managing Director

By:	Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.

	Name:	Kristen Grippi
	Title:	Managing Director

[Signature Page to Acceleration Request]